SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT

OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. 3)

The Stephan Co.

(Name of the Issuer)

The Stephan Co., Eastchester Enterprises, Inc., Gunhill Enterprises, Inc., Frank F. Ferola,

Shouky A. Shaheen, Thomas M. D’Ambrosio and John DePinto

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

858603103

(CUSIP Number of Class of Securities)

Eastchester Enterprises, Inc.

Frank F. Ferola, Chief Executive Officer

1850 West McNab Road

Fort Lauderdale, Florida 33309

Telephone: (954) 971-0600

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Lex A. Watson	Dennis J. Olle	Robert B. Macaulay

Merritt & Tenney, LLP	Adorno & Yoss, P.A.	Mitrani, Rynor, Adamsky & Macaulay, P.A.

200 Galleria Parkway, N.W. Suite 500	2601 S. Bayshore Drive, Suite 1600	2200 SunTrust International Center One Southeast Third Avenue

Atlanta, Georgia 30339	Miami, Florida 33133	Miami, Florida 33131

Telephone: (770) 952-6550	Telephone: (305) 860-7044	Telephone: (305) 358-0050

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,995,866	$2,999.17

* The transaction valuation was determined based upon the product of 3,259,971 shares of common stock and the merger consideration of $4.60 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, was determined by multiplying the transaction valuation (calculated pursuant to the preceding sentence) by 1/50 of one percent.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,933.97

Form or Registration No.: Preliminary Proxy Statement

Filing Party: The Stephan Co.

Date Filed: November 24 , 2003

SECTION 13E-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 3 (the “Amendment”) amends, supplements and restates the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (the “Schedule 13E-3”) and is filed by: (1) The Stephan Co. (“Stephan”); (2) Eastchester Enterprises, Inc. (“Eastchester”); (3) Gunhill Enterprises, Inc. (“Gunhill”); (4) Frank F. Ferola (“Ferola”); (5) Shouky A. Shaheen (“Shaheen”); (6) Thomas M. D’Ambrosio (“D’Ambrosio”); and (7) John DePinto (“DePinto”). Eastchester, Gunhill and Messrs. Ferola, Shaheen, D’Ambrosio and DePinto are referred to individually as a “Filing Person” and collectively as the “Filing Persons.” Messrs. Ferola, Shaheen, D’Ambrosio and DePinto are referred to as the “Acquisition Group.”

Pursuant to a Second Amended and Restated Agreement and Plan of Merger dated as of March 24, 2004 (the “Merger Agreement”) by and among Eastchester, a Florida corporation, Gunhill, a Florida corporation and a wholly-owned subsidiary of Eastchester, and Stephan, Gunhill will merge with and into Stephan. Under the terms of the Merger Agreement, upon the adoption and approval of the Merger Agreement by holders of Stephan common stock and the completion of the merger: (i) Gunhill Enterprises, Inc. will merge into Stephan, with Stephan continuing as the surviving corporation and (ii) each outstanding share of Stephan common stock will be canceled and converted into the right to receive $4.60 in cash, except for shares of Stephan common stock held by Eastchester and the Acquisition Group. After the Merger, Stephan will be a privately held corporation, 100% of which will be beneficially owned by the Acquisition Group.

Concurrently with the filing of this Amendment, Stephan is filing a revised preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which Stephan’s board of directors is soliciting proxies from holders of outstanding shares of common stock in connection with the Merger. The cross-reference sheet below is being supplied pursuant to General Instructions F and G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Amendment. The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by reference, and the responses to each Item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

ITEM 1.	SUMMARY TERM SHEET.

REGULATION M-A ITEM 1001

The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

REGULATION M-A ITEM 1002

(a)	The information set forth in the Proxy Statement under the caption “The Parties to the Merger – Stephan” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “Summary Term Sheet – The Special Meeting Date, Time and Place” and “Special Meeting – Voting Rights; Vote Required for Adoption and Approval” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “Comparative Market Price Data” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “Dividend Policy” is incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

REGULATION M-A ITEM 1003

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Special Meeting Date, Time and Place,” and “Summary Term Sheet – The Parties to the Merger” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – The Parties to the Merger” is incorporated herein by reference. During the past five years, neither Eastchester nor Gunhill have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Parties to the Merger,” “Conflicts of Interest – Directors, Officers and Controlling Persons” is incorporated herein by reference. During the past five years, none of Messrs. Ferola, Shaheen, D’Ambrosio or DePinto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Set forth below are the name, address and the present principal occupation or employment of each of the Filing Persons that are natural persons. Each person identified below is a United States citizen. Unless indicated otherwise, each person’s principal address and telephone number are 1850 West McNab Road, Fifth Floor, Fort Lauderdale, Florida 33309; Telephone: 954-971-0600.

Frank F. Ferola – The principal occupation of Mr. Ferola is (i) to serve as the Chairman of the Board of Directors and Chief Executive Officer of Stephan and (ii) to serve as the Chairman of the Board of Directors and the Chief Executive Officer of Eastchester, with which he has been associated since its inception in 2002.

Thomas M. D’Ambrosio – The principal occupation of Mr. D’Ambrosio is (i) to serve as a director of Stephan (since 1981), (ii) to serve as Vice President and Treasurer of Stephan and (iii) to serve as a director of Eastchester, with which he has been associated since its inception in 2002.

Shouky A. Shaheen – The principal occupation of Mr. Shaheen is (i) to serve as a director of Stephan (since 1998), (ii) to serve as President of Shaheen and Co. and (ii) to serve as a director of Eastchester, with which he has been associated since its inception in 2002.

John DePinto – The principal occupation of Mr. DePinto is (i) to serve as a director of Stephan (since 1981) and (ii) to serve as a director of Eastchester, with which he has been associated since its inception in 2002.

ITEM 4.	TERMS OF THE TRANSACTION.

REGULATION M-A ITEM 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – Consideration to be Offered to Our Shareholders” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – Purposes and Structure of the Merger” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – The Special Meeting Date, Time and Place,” and “Special Meeting – Voting Rights, Vote Required for Adoption and Approval” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Structure of the Merger” “Special Factors – Purposes and Structure of the Merger”, “Payment of Merger Consideration and Surrender of Stock Certificates,” “The Notes” and “Comparison of Rights of Common Stock and the Notes” is incorporated herein by reference.

(a)(2)(vi)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Accounting Treatment” and “Special Factors – Accounting Treatment” is incorporated herein by reference.

(a)(2)(vii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Material Federal Income Tax Consequences to Our Stockholders,” and “Special Factors – Material Federal Income Tax Consequences to Our Stockholders” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Structure of the Merger,” “Summary Term Sheet – Consideration to be Offered to Our Stockholders,” “Special Factors – Purposes of and Structure of the Merger,” “Special Factors – Certain Effects of the Merger on the Acquisition Group” and “Payment of Merger Consideration and Surrender of Stock Certificates” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – Appraisal Rights,” and “Special Factors – Appraisal Rights” is incorporated herein by reference.

(e)	None.

(f)	Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

REGULATION M-A

ITEM 1005

(a)(1)	None.

(a)(2)	Not applicable.

(b)and(c)	The information set forth in the Proxy Statement under the caption “Special Factors – Background of the Merger” is incorporated herein by reference.

(e)

Eastchester and Frank F. Ferola, Sr., Shouky A. Shaheen, individually and as trustee, Thomas M. D’Ambrosio, and John DePinto (collectively, the “Shareholders”) entered into a Shareholders’ Agreement (the “Agreement”) with respect to the securities of Stephan whereby each of the Shareholders is obligated to contribute his Common Stock to Eastchester for the purpose of effecting the Merger. After the Merger, Stephan will become a wholly-owned subsidiary of Eastchester. The Agreement prohibits the Shareholders from voluntarily or involuntarily transferring, assigning, selling or conveying any interest in his shares of Eastchester, whether now owned or hereafter acquired, except in accordance with the Agreement.

If any Shareholder desires to sell his shares during his lifetime, he must first submit a written request for approval from Eastchester. Eastchester has the first option to purchase all, but not less than all, of the shares of the transferor Shareholder for a price (the “Option Price”) equal to the lesser of (1) the price disclosed in the written notice to Eastchester or (2) a pre-determined price set forth in the Agreement. If Eastchester fails to exercise its first option to purchase the transferor Shareholder’s shares, then the other Shareholders have a second option to purchase pro rata all, but not less than all, of the shares of the transferor Shareholder for the Option Price. If neither Eastchester nor the Shareholders exercise their options, then the transferor Shareholder is free for a period of ninety (90) days to transfer his shares in accordance with the terms of the Agreement.

In addition, notwithstanding anything to the contrary contained in the Agreement, in the event that (i) a vote is taken with respect to certain items described in the Agreement for which the affirmative vote of 78% of the outstanding shares are needed for approval; (ii) such action is approved by at least 78% of the outstanding shares; and (iii) Thomas M. D’Ambrosio voted all of his shares against taking such action, then Mr. D’Ambrosio shall have the right and option during the ninety (90) day period following such vote, to require Eastchester to purchase all, but not less than all, of his stock in Eastchester for a pre-determined price set forth in the Agreement.

The Agreement also contains, among other things, provisions regarding the disposition of shares upon the death of a Shareholder, actions that may not be taken by or on behalf of Eastchester without the unanimous vote of the outstanding shares of Eastchester, the election of directors and the election of officers.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

REGULATION M-A ITEM 1006

(b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Effects of the Merger,” “Summary Term Sheet – Consideration to be Offered to Our Stockholders,” “Special Factors – Purposes and Structure of the Merger,” “Special Factors – Certain Effects of the Merger” and “The Merger Agreement – Consideration to be Offered to Our Stockholders” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the “Summary Term Sheet – Purposes and Effects of the Merger,” “Special Factors – Purposes and Structure of the Merger,” “Special Factors – Certain Effects of the Merger,” and “The Merger Agreement – Generally” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

REGULATION M-A ITEM 1013

(a)and(b)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Purposes and Structure of the Merger,” Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committees and Our Board of Directors,” “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger,” and “Special Factors – Purposes and Structure of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Purposes and Structure of the Merger,” Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committees and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Structure of the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committees and Our Board of Directors,” “Special Factors – Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders,” “Special Factors – Opinion of SunTrust Robinson Humphrey” and “Special Factors – Purposes and Structure of the Merger” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

REGULATION M-A ITEM 1014

(a)and(b)	Each of the Filing Persons believes that the Merger and its terms, as proposed, are fair to the shareholders of Stephan (other than the Acquisition Group). For a discussion of the factors considered by the Filing Persons in determining the fairness of the Merger, see the information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to Fairness of the Merger” that is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Special Meeting Date, Time and Place,” “Special Meeting – Voting Rights; Vote Required for Adoption and Approval,” “The Merger Agreement” and “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors,” Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

(f)	Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

REGULATION M-A ITEM 1015

(a)-(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference. The written Opinion of SunTrust Robinson Humphrey, dated as of April 30, 2003, is attached to the Proxy Statement as Appendix B.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

REGULATION M-A ITEM 1007

(a)-(d)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Financing the Merger” and “The Merger – Financing of the Merger; Fees and Expenses of the Merger” is incorporated herein by reference.

ITEM 11.	INTEREST IN THE SUBJECT COMPANY SECURITIES.

REGULATION M-A ITEM 1008

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Parties to the Merger,” “Summary Term Sheet – Conflicts of Interest – The Acquisition Group,” “Special Meeting – Voting Rights; Vote Required for Adoption and Approval,” “Special Factors – Background of the Merger,” “Conflicts of Interest – Directors, Officers and Controlling Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Not applicable.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

REGULATION M-A ITEM 1012

(d) and (e)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Meeting – Voting Rights; Vote Required for Adoption and Approval,” “Special Factors – Background to the Merger,” “Special Factors – Reasons for Recommendation of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

REGULATION M-A ITEM 1010

(a)	The information set forth in the Proxy Statement under the caption “Selected Financial Information” is incorporated herein by reference.

(b)	Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

REGULATION M-A ITEM 1009

(a) and (b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Meeting – Solicitation of Proxies,” “Special Factors – Background of the Merger,” “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” and “Opinion of SunTrust Robinson Humphrey” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

REGULATION M-A ITEM 1011

(b)	The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

ITEM 16.	EXHIBITS.

REGULATION M-A ITEM 1016

(a)	Revised Preliminary Proxy Statement of The Stephan Company, filed on August 6, 2004, is incorporated herein by reference.

(b)	Loan proposals regarding loans from General Electric Capital Business Asset Funding and Merrill Lynch Business Financial Services, Inc. referenced in Item 10 (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Stephan on May 8, 2003).

Commitment letters regarding loans from General Electric Capital Business Asset Funding and Merrill Lynch Business Financial Services, Inc. referenced in Item 10, included as Exhibit B to the Second Amended and Restated Agreement and Plan of Merger which is included as Appendix A to the Proxy Statement and incorporated herein by reference.

WCMA Loan and Security Agreement, dated September 15, 2003, between The Stephan Co. and Merrill Lynch Business Financial Services, Inc. referenced in Item 10, included as Exhibit 10.1 of the Current Report on Form 8-K/A filed by The Stephan Co. on October 9, 2003 is incorporated herein by reference.

(c)(1)	Opinion of SunTrust Robinson Humphrey, dated April 30, 2003, included as Appendix B to the Preliminary Proxy Statement, filed by The Stephan Co. on November 24, 2003, and incorporated herein by reference.

(c)(2)	Report of SunTrust Robinson Humphrey, dated April 30, 2003, included as Exhibit A to the Schedule 13E-3, filed on November 24, 2003, and incorporated herein by reference.

(c)(3)	Opinion of SunTrust Robinson Humphrey, dated March 15, 2004, included as Appendix B to the Proxy Statement and incorporated herein by reference.

(c)(4)	Report of SunTrust Robinson Humphrey, dated March 15, 2004, is included as Exhibit A to the Schedule 13E-3/A, filed on April 13, 2004, and incorporated by reference.

(d)	Second Amended and Restated Agreement and Plan of Merger, dated as of March 24, 2004, by and among The Stephan Co., Eastchester Enterprises, Inc. and Gunhill Enterprises, Inc., included as Appendix A to the Proxy Statement and incorporated herein by reference.

Shareholders’ Agreement by and among Eastchester Enterprises, Inc. and Frank F. Ferola, Sr., Shouky A. Shaheen, individually and as trustee, Thomas M. D’Ambrosio, and John DePinto referenced in Item

5(e) (incorporated by reference from Exhibit 3 to Schedule 13D filed by the Filing Persons on May 8, 2003).

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

The Stephan Co.

/s/ DAVID SPIEGEL
David Spiegel, Chief Financial Officer

/s/ FRANK F. FEROLA
Frank F. Ferola, President, Eastchester Enterprises, Inc.

/s/ FRANK F. FEROLA
Frank F. Ferola, President, Gunhill Enterprises, Inc.

/s/ FRANK F. FEROLA
Frank F. Ferola

/s/ SHOUKY A. SHAHEEN
Shouky A. Shaheen

/s/ THOMAS M. D’AMBROSIO
Thomas M. D’Ambrosio

/s/ JOHN DEPINTO
John DePinto

Dated: August 6, 2004